

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

March 4, 2024

Danny G. Bishop
President and Chief Executive Officer
Go Green Global Technologies Corp.
5 Production Drive
Brookfield, CT 06084

> **Re: Go Green Global Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2024**
> **File No. 333-276881**

Dear Danny G. Bishop:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed February 6, 2024

Cover Page

1. We note your common stock is currently quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink marketplace to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Accordingly, please revise to clarify that the selling shareholders will sell at a fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

2. We note that you are registering 9,353,136 shares of common stock and up to 21,100,000 shares of common stock issuable upon exercise of warrants. The amount reflected on page 48 does not appear to match the amount being registered. Please advise or revise.

Prospectus Summary, page 2

3.    Please balance your disclosure in this section by disclosing: (1) the amount of your net loss for the most recent audited and interim period; (2) the amount by which your liabilities exceed your assets for the most recent audited and interim period; and (3) your auditor's going concern opinion.

Corporate History, page 7

4.    Please expand this section to discuss your previous status as a reporting company.

You may be diluted by future issuances of preferred stock, additional Common Stock or securities convertible into, page 19

5.    Please revise to highlight the voting power of your preferred stock holders.

Market Data, page 24

6.    Please tell us if you commissioned any of the industry or market data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

Liquidity and Capital Resources, page 30

7.    Please disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources.

Business, page 32

8.    We note your disclosure on page 37 regarding your agreements with distributors in the HVAC and diesel generator industries.  Please elaborate on the terms of these agreements. Please also file any material agreements as exhibits to your registration statement.

9.    We note your disclosure that you expect to begin launching products between the first and second fiscal quarters of 2024, assuming the products are successfully manufactured and commercialized. Please disclose where you are in the manufacturing and commercialization process.

Business Plan, page 36

10.   We note your disclosure regarding projections on page 37 and your disclosure on page 38 that there is potential for over $3 billion in annual gross revenue at full-scale operation and production of your products. Please disclose material assumptions underlying your projections on pages 37 and 38, including quantifying the assumptions, and clearly explain how the assumptions relate to the projected information.  Please also update your risk factor section to address any risks related to your projections.

Security Ownership of Certain Beneficial Owners and Management, page 46

11.   It does not appear that you have reflected the beneficial ownership of your preferred stock. Please advise or revise. Refer to Item 403(a) and (b) of Regulation S-K for the outstanding preferred stock.

Selling Shareholders, page 47

12.   Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

13.   Please add a total to your table reflected on page 48.

Certain Relationships and Related Party Transactions, page 49

14.   Please provide the disclosure required by Item 404 of Regulation S-K.  For example, we note the disclosure on page 46 about the beneficial ownership of David Zevetchin and Joseph Zizzadoro and the information pages II-2 through II-6 about the issuances of shares related to short-term loans with them.  However, the disclosure on page 49 does not mention any transactions between you and Mr. Zevetchin or Mr. Zizzadoro.

Description of Securities, page 50

15.   Please file as an exhibit the 2023 AJB Note mentioned on page 52.

16.   Please clarify whether the Series A Preferred Stock will automatically convert to common stock upon effectiveness of this registration statement.

Item 3. Index to Financial Statements, page F-1

17.   Please provide financial statements for the year ended December 31, 2023 in accordance with Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.

Exhibits

18.   Please file Ms. Couch's employment agreement as an exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Ross D. Carmel, Esq.